March 27, 2019

James G. Conroy
Chief Executive Officer
Boot Barn Holdings, Inc.
15345 Barranca Parkway
Irvine, CA 92618

       Re: Boot Barn Holdings, Inc.
           Form 10-K for Fiscal Year Ended March 31, 2018
           Filed May 16, 2018
           File No. 001-36711

Dear Mr. Conroy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining